Free translation of a report originally issued in Spanish
In the event of discrepancy, the Spanish Language version prevails

"This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions".

Independent expert report in relation to the plan for the merger by absorption of
Telefónica Móviles, S.A. by Telefónica, S.A.

KPMG Auditores, S.L.
This report contains 13 pages
This report contains 2 appendices

Free translation of a report originally issued in Spanish
In the event of discrepancy, the Spanish Language version prevails

To the directors of

Telefónica, S.A. and

Telefónica Móviles, S.A.

Pursuant to the provisions of article 236 of the Revised Text of the Spanish Corporations Law Mr. Alfonso Presa de la Cuesta, Mercantile Registrar number XVII for Madrid and its province, appointed KPMG Auditores, S.L. as independent expert to prepare this single report regarding the plan to carry out a merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A. (hereinafter jointly referred to as the Companies) and about the equity contributed by the company that will be dissolved and, in particular, as to whether or not the share exchange ratio is justified, the methods that have been used to calculate it and whether these are appropriate, stating the values determined and any specific valuation difficulties that may exist, as well as stating whether the equity contributed by the company that will be dissolved is at least equal to the increase in share capital of the acquiring company.

1 Description of the Transaction

1.1 Identification of the entities participating in the merger

  Telefónica, S.A. (hereinafter Telefónica or the Acquiring Company)

Telefónica, domiciled in Madrid, at Gran Vía, 28, was incorporated for an indefinite period by means of a notarial instrument executed before Mr. Alejandro Roselló Pastor, a Madrid Notary, on 19 April 1924, at entry No. 141 in his notarial register.

Telefónica is registered with the Commercial Registry of Madrid, in Book 12.534, Folio 21, Page M-6.164.
Telefónica’s Taxpayer ID number is A-28.015.865.

  Telefónica Móviles, S.A. (hereinafter Telefónica Móviles or the Acquired Company)

Telefónica Móviles, domiciled in Madrid, calle Goya 24, was incorporated for an indefinite period by means of a notarial instrument executed before Mr. José Antonio Escartín, a Madrid Notary, on 14 February 2000, at entry No 141 in his notarial register.

Telefónica Móviles is registered with the Commercial Registry of Madrid in Book 14,837, Folio 155 of section 8ª, Page M-246786

Telefónica Móviles’ Taxpayer ID number is A-82573759.

1.2 Merger exchange ratio

  In accordance with the Merger Plan prepared by the boards of directors of Telefónica and Telefónica Móviles (hereinafter, the Plan or the Merger Plan), approved on 29 March 2006, the exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the net equity of Telefónica and Telefónica Móviles, will be as follows (with no supplemental cash compensation):

  Four (4) shares of Telefónica, each having a par value of one Euro (Euros 1), for every five (5) Telefónica Móviles shares, each having a par value of fifty centimes (Euros 0.50).

  The dividends that both companies plan to distribute (see section 1.6) have been taken into consideration in determining the share exchange ratio

  Furthermore, as mentioned in the Plan, Credit Suisse Securities (Europe) Limited (hereinafter Credit Suisse) as Telefónica’s financial advisor for this transaction (hereinafter, the Transaction) rendered a written fairness opinion as of that date to the board of the Acquiring Company to the effect that the exchange ratio determined for the merger was fair to Telefonica’s shareholders. Telefónica Móviles engaged Morgan Stanley & Co. Limited (hereinafter Morgan Stanley) to act as financial advisor and appraiser for the Transaction and Lehman Brothers Europe Limited (hereinafter Lehman) to act as appraiser for the Transaction These entities rendered written fairness opinions to the board of the Acquired company to the effect that the agreed-upon exchange ratio is fair for the shareholders of Telefónica Móviles other than its majority shareholder, Telefónica.

1.3 Merger balance sheets

  For the purposes set forth in Article 239 of the Revised Text of the Spanish Corporations Law, the balance sheets for the merger shall be deemed to be the individual balance sheets of Telefónica and Telefónica Móviles as of 31 December 2005. These balance sheets were adopted by the respective boards of directors on 28 and 27 February 2006 and verified by the auditors of both companies and will be submitted for the approval at the general shareholders’ meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

  The merger balance sheet as at 31 December 2005 of Telefónica has been audited by Ernst & Young, S.L., who issued an unqualified audit report thereon dated 1 March 2006.

  The merger balance sheet as at 31 December 2005 of Telefónica Móviles has also been audited by Ernst & Young, S.L., who issued an unqualified audit report thereon dated 28 February 2006.

1.4 Maximum increase in capital of Telefónica

  The Merger Plan states that Telefónica will increase its share capital by the exact amount needed to make the exchange for Telefónica Móviles shares in accordance with the exchange ratio established in the Plan. The amount of the share capital increase may be reduced by the delivery of Telefónica treasury shares.

  The Merger Plan states, that at the date of the Plan, Telefónica directly or indirectly held four thousand and three million nine hundred thousand seven hundred and forty nine (4,003,900,749) shares in Telefónica Móviles, representing 92.457% of its share capital. Nevertheless, according to information provided by Telefónica, at the date of issue of this report, Telefónica holds 4,005,900,749 shares in Telefónica Móviles, representing 92.503% of its share capital.

  Furthermore, Telefónica has informed us that as foreseen in the Merger Plan, within the framework of the proposed merger and to reorganise its shareholding, it has acquired nine hundred and twenty seven million nine hundred and seventeen thousand six hundred and twenty (927,917,620) shares of Telefónica Móviles, representing 21.427% of the share capital held by Telefónica Internacional, S.A., Unipersonal, a company solely owned by Telefónica. As a result of this intragroup transaction the interest held by Telefónica in Telefónica Móviles is a totally direct interest, thereby avoiding the emergence of indirect treasury shares as a result of the merger. This transaction has been carried out at the average price of the Telefónica Móviles share from the date it was floated to the date the Merger Plan was signed (calculated as the weighted average per volume of closing quotations each day from flotation to 28 March 2006) amounting to Euros 8.653 per share.

  The shares comprising the abovementioned 92.503% interest held by Telefónica in Telefónica Móviles will not be part of the exchange for Telefónica shares in compliance with the provisions of Article 249 of the Revised Text of the Spanish Corporations Law and legislation governing treasury stock.

  The share capital of Telefónica Móviles is represented by 4,330,550,896 shares. The Merger Plan states that Telefónica Móviles held 1,599 treasury shares at that date. Furthermore, Telefónica Móviles held an option to purchase twenty million nine hundred and fifty seven thousand seven hundred and eighty four (20,957,784) Telefónica Móviles shares in relation to the Telefónica Móviles share option plan (the MOS Plan). These shares were owned by Caja de Ahorros y Pensiones de Barcelona (hereinafter La Caixa) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter BBVA), and were subscribed by these entities in the terms of the abbreviated information prospectus verified by the Spanish Securities Market Commission (CNMV) on 28 September 2001. The MOS Plan expired on 3 January 2006 and at the date of this report is being settled. According to Telefónica Móviles, this will be completed prior to inscription of the merger in the Commercial Registry. Notwithstanding, Telefónica will succeed Telefónica Móviles as the entity bound by any outstanding obligation deriving from the settlement.

  Subsequent to exercising the abovementioned purchase option, Telefónica Móviles will hold treasury stock that will not be used to settle liquidate the MOS Plan (a maximum of 20,957,784 shares). These shares, together with the 1,599 shares mentioned above will not be part of the share exchange in compliance with article 249 of the Revised Text of the Spanish Corporations Law and similar legislation.

  Based on the information provided by the Companies, Telefónica Móviles does not expect to modify its share capital or treasury stock, except for the modifications to treasury stock deriving from the abovementioned circumstances.

  Consequently, and based on the information provided by the Companies, at the date of this report it is not possible to determine the exact number of shares that will be necessary for the settlement of the Plan and, consequently, the exact number of Telefónica Móviles shares that will take part in the exchange. As a result, it is not possible to establish the number of shares that Telefónica will convey or issue for the exchange foreseen in the Merger Plan.

  Consequently, considering the provisions of article 249 of the Revised Text of the Spanish Corporations Law, for the share exchange foreseen in the Merger Plan (4 Telefónica shares for every 5 Telefónica Móviles shares) and assuming that:

    The share capital of Telefónica Móviles, currently comprising 4,330,550,896 shares of Euros 0.5 par value each, will not be modified until inscription of the merger in the Commercial Registry;

    Telefónica will continue to directly hold a total of 4,005,900,749 Telefónica Móviles shares (representing 92.503% of share capital) and

    The treasury stock of Telefónica Móviles at the date of the inscription in the Commercial Registry of the merger deed will amount to a minimum of 1,599 treasury shares.

  The maximum number of Telefónica Móviles shares that will be subject to the exchange would be 324,648,548, and consequently, the maximum number of Telefónica shares to be conveyed to Telefónica Móviles shareholders on the merger would amount to 259,718,838. The maximum number of shares to be issued by Telefónica would amount to 259,718,838 with a par value of Euros 1 each. Consequently, the maximum amount of the share capital increase that would be required would be Euros 259,718,838. In accordance with the Merger Plan, the difference between the net book value of the equity received by Telefónica by virtue of the merger and the nominal value of the new shares issued by Telefónica, adjusted down by the proportion that the new shares represent of the total shares to take part in the exchange, will be considered share premium. Based on the information provided by Telefónica, considering this criterion and in accordance with article 47.2 of the Spanish Corporation Law, the share capital increase would not be accompanied by a share premium.

  Notwithstanding the above, the maximum amount of the capital increase that would be carried out by Telefónica pursuant to the exchange ratio determined may be reduced through the conveyance to Telefónica Móviles shareholders of old own shares held by Telefónica as treasury stock. Based on the above, it could be the case that it may not be necessary to increase share capital for the share exchange. According to information received, Telefónica has not taken any decision regarding the proportion of new and old shares to be exchanged. This decision will be taken by the Board of Directors of Telefónica prior to convening the general meeting in which the shareholders will deliberate on the merger.

  Finally, considering that the shares cannot be divided and fractions of shares cannot be issued or conveyed, the total number of Telefónica Móviles shares remaining in the market and subject to exchange must be a multiple of the share ratio. To this end the Companies will acquire shares or dispose of the excess amount when appropriate.

  The new shares to be issued, where appropriate, will be entirely paid-up as a result of the en bloc conveyance of the equity of Telefónica Móviles to Telefónica, which, through universal succession will acquire the rights and obligations of Telefónica Móviles.

1.5 Date from which the shares delivered in exchange will carry the right to participate in corporate earnings

  Shares that may be issued by Telefónica in connection with the capital increase mentioned in the previous paragraph, will entitle their owners to participate in the corporate earnings obtained by Telefónica as from 1 January 2006.

  Previously existing Telefónica shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the par value of each share, in distributions made after the date that the merger deed is recorded with the Commercial Registry.

1.6 Dividends

  For the preparation of the Merger Plan and the determination of the share exchange ratio indicated in Section 1.2 above, the boards of directors of Telefónica and Telefónica Móviles took into consideration the following dividend-payment plans prior to the merger deed being inscribed with the Commercial Registry:

    Telefónica plans to make the following distribution:

      Payment of a gross annual dividend of Euros 0.25 for the year ended 31 December 2005, which will be paid on 12 May 2006. This dividend was approved by the board of directors at its meeting held on 28 February 2006 and was announced to the market that same day.

  As indicated in Section 1.5 above, Telefónica Móviles shareholders who become Telefónica shareholders as a result of the merger will not be entitled to receive this dividend. This has been taken into consideration in the calculation of the share exchange ratio.

    Telefónica Móviles plans to make the following distribution:

      Previously announced dividend: Payment of a gross dividend of Euros 0.205 per Telefónica Móviles share on account of distributable profit for 2005 and with a charge to freely distributable reserves.

      The proposed distribution was approved by the Board of Directors in their meeting of 27 February 2006 and announced to the market the following day. Distribution is subject to the approval of the shareholders of Telefónica Móviles at an ordinary general meeting. This dividend is expected to be paid on 21 July 2006 and, in any case, prior to inscription of the merger of Telefónica and Telefónica Móviles in the Commercial Registry. Consequently, only the shareholders of Telefónica Móviles will benefit. This has been taken into consideration in the determination of the share exchange ratio.

      Dividends proposed by the board of directors of Telefónica Móviles for approval by the shareholders at their General Meeting within the framework of the negotiation between Telefónica and Telefónica Móviles which is subject to approval of the merger by the Shareholders of both companies.

        Payment of a gross dividend of Euros 0.085 per Telefónica Móviles share with a charge to the share premium reserve and other freely distributable reserves. At a meeting held on 29 March 2006 the board of directors of Telefónica Móviles agreed to submit this proposal for approval of the shareholders at the ordinary general meeting of Telefónica Móviles.

        Payment of a gross dividend of Euros 0.35 per Telefónica Móviles share on account of profits generated from 1 January to 28 March 2006. At a meeting held on 29 March 2006 the Board of Directors of Telefónica Móviles agreed to submit this proposal for approval of the shareholders of Telefónica Móviles at their Ordinary General Meeting.

      The two proposals are dependent on the proposed merger being approved by the shareholders of both companies. If these proposals are approved by the shareholders of Telefónica Móviles and the abovementioned condition is met, the distribution of those dividends (for a total amount of Euros 0.435 gross per share of Telefónica Móviles) would be made at the same date as the previously announced dividend distribution, that is, 21 July 2006. Only the shareholders of Telefónica Móviles would benefit from this distribution, which has been taken into consideration in the determination of the share exchange ratio.

1.7 Date of the accounting effects of the merger

  The date from which the transactions of Telefónica Móviles will be deemed for accounting purposes to be for the account of Telefónica is 1 January 2006.

1.8 Administrative authorizations

  The effectiveness of the planned merger will be subject to the provision of notices and the procurement of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.

2 Valuation methods used to determine the share exchange ratio

  A description of the methods followed by the Board of Directors of Telefónica and Telefónica Móviles to determine the share exchange ratio, based on information received from these companies, is as follows:

2.1 Valuation methods applied by the directors of Telefónica

  Based on information received, Telefónica contracted the services of Credit Suisse to provide financial advice in relation to the Merger Transaction between Telefónica Móviles and Telefónica and to evaluate the proposed exchange ratio and express an opinion, from an exclusively financial point of view, on the proposed exchange ratio.

  At the meeting held on 29 March 2006 by the board of directors of Telefónica to evaluate the merger, Credit Suisse rendered a written opinion at that date to the board to the effect that as of that date and based on and subject to the matters described in the opinion -including the assumption that the shareholders of Telefónica Móviles would be paid a dividend of Euros 0.435 per share in addition to the dividend previously announced of Euros 0.205 per share prior to the merger - the share exchange ratio of four Telefónica shares for every five Telefónica Móviles determined for the merger was fair from a financial point of view to the shareholders of Telefónica.

  With the advice of Credit Suisse, Telefónica carried out the required work to evaluate the Companies, and based thereon and after arm’s-length negotiations with Telefónica Móviles, decided upon the financial terms of the transaction.

  Credit Suisse performed valuation analyses of the Companies as part of their work in relation to the preparation of their fairness opinion, which are summarised in Appendix I to this report.

2.1.1 Valuation of Telefónica

  The actual value of Telefónica, understood as the actual value of the company or equity value, used to determine the share exchange ratio amounts to Euros 60,960 million. This amount has been calculated based on the closing price of Telefónica shares on 27 March 2006 (Euros 13.14 per share), discounting a total of Euros 0.25 per share.

  This adjustment has been made considering the interim dividend that Telefónica expects to distribute prior to the registration of the merger and, consequently, will not be attributable to the shareholders of Telefónica Móviles once the share exchange has been carried out.

  It should be noted that on 28 February 2006 an additional dividend distribution of Euros 0.25 per share was announced, subject to the pertinent corporate authorisations. This additional amount is expected to be paid subsequent to the registration of the merger and has consequently not been taken into consideration for adjustment because it will benefit both the shareholders of Telefónica and the shareholders of Telefónica Móviles and will therefore have a neutral impact on the determination of the share exchange ratio.

  The closing price of Telefónica shares adjusted to reflect the abovementioned dividends amounts to Euros 12.89 per share which multiplied by a total of Telefónica shares net of the treasury shares totalling 4,729 million, amounts to Euros 60,960 million.

2.1.2 Valuation of Telefónica Móviles

  The actual value of Telefónica Móviles used to determine the share exchange ratio is Euros 44,657 million.

  Based on the information provided by Telefónica this actual value was determined within certain ranges to match the 4:5 share exchange ratio. The ranges were calculated using different valuation methodologies described in Appendix I to this report. Dividends were also discounted of Euros 0.435 and Euros 0.205 per Telefónica Móviles share which are expected to be distributed prior to the registration of the merger. As a result, the unit value per Telefónica Móviles shares is Euros 10.312.

2.2 Valuation methods applied by the directors of Telefónica Móviles

  With the advice of Morgan Stanley, Telefónica Móviles performed the required work to evaluate Telefónica and Telefónica Móviles for the purposes of the plannned merger transaction and based thereon and following negotiation with Telefónica, it decided the financial terms of the merger.

  Telefónica Móviles contracted Morgan Stanley and Lehman Brothers to both issue fairness opinions on the Transaction.

  Morgan Stanley and Lehman Brothers carried out valuation analyses of the companies involved in the merger as part of their work in relation to the preparation of the fairness opinions

  A summary of these analyses is included in Appendix II to this report.

2.2.1 Valuation of Telefónica

  The actual value of the net equity of Telefónica used to determine the share exchange ratio was Euros 60,297 million. This amount was calculated based on the closing price of Telefónica at 28 March 2006 (Euros 13.00 per share) adjusted by a total of Euros 0.25 per share in relation with the dividend announced by Telefónica (not payable to the shareholders of Telefónica Móviles who would receive Telefónica shares in accordance with the terms of the merger) that would be distributed on account of profits for the year ended 31 December 2005 on 12 May 2006 to the present shareholders of Telefónica. The actual value of the net equity of Telefónica results from multiplying this adjusted closing price of Euros 12.75 per share by a total of 4,729.21 million Telefónica shares, excluding treasury stock.

2.2.2 Valuation of Telefónica Móviles

  The actual value of the net equity of Telefónica Móviles used to determine the share exchange ratio was Euros 44,172 million. This value represents a price per share of Euros 10.20 and includes adjustments for (a) the Euros 0.205 dividend per share announced by Telefónica Móviles with a charge to profits for the year ended 31 December 2005 and freely distributable reserves which will be paid on 21 July 2006 to the current shareholders of Telefónica Móviles and (b) the extraordinary dividend of Euros 0.435 per share proposed by the board of directors of Telefónica Móviles on 29 March 2006. The actual value of the net equity of Telefónica Móviles is the result of multiplying the value per share of Euros 10.20 by the total of 4,330.55 million Telefónica Móviles shares.

2.3 Resulting exchange ratio

  The exchange ratio resulting from the actual value of the net equity described above is four Telefónica shares for every five Telefónica Móviles shares.

3 Scope and procedures applied in our work

  Our analyses and confirmations have been carried out solely to comply with the requirements of article 236 of the Revised Text of the Spanish Corporations Law. The following procedures have been employed in our work:

3.1 Procurement of the following information:

  The Merger Plan of 29 March 2006 formulated and approved by the boards of directors of Telefónica and Telefónica Móviles.

  Certificates of agreements of the boards of directors of Telefónica and Telefónica Móviles relating to the approval of the Merger Plan of 29 March 2006.

  Fairness opinions and valuation reports on the Companies prepared by Credit Suisse, Morgan Stanley and Lehman Brothers, upon request of the respective boards of directors of the respective Companies.

  Individual and consolidated audited annual accounts of Telefónica and Telefónica Móviles for the years ended 31 December 2004 and 2005, audited by Deloitte, S.L and Ernst & Young, S.L

  Balance sheet and statement of profit and loss of Telefónica Móviles at 28 March 2006, together with the agreed procedures report prepared by Ernst & Young at that date.

  Financial projections of the statement of profit and loss of Telefónica Móviles, prepared by management for the period from 1 January 2006 to 31 December 2009, together with the main assumptions used in the preparation of the projections.

  Analytical financial information for Telefónica Móviles by business line for the years ended 31 December 2004 and 2005.

  Financial projections of the consolidated statement of profit and loss of Telefónica, prepared by management for the period from 1 January 2006 to 31 December 2009.

  Actual value of the net equity of Telefónica and Telefónica Móviles used to determine the share exchange ratio and details of the calculation of these amounts, together with the description of the methodologies used to determine the exchange ratio.

  Maximum and minimum number of treasury shares that Management of the Companies estimate would be held by Telefónica Móviles at the date of registration of the Merger.

  Number of Telefónica Móviles shares held by Telefónica at the date of issue of the report.

  Maximum amount of the share capital increase to be made by Telefónica for the share exchange with Telefónica Móviles based on the ratio determined and details of the net equity to be conveyed by the company to be dissolved.

  Maximum number of Telefónica shares necessary for the share exchange.

  Other relevant information at the date of the report, together with the terms of the intragroup transaction mentioned in section I above performed by Telefónica.

  Details of consolidated financial information of Telefónica Móviles for the year ended 31 December 2005.

  Other valuation reports on the Companies prepared or commissioned by management of each of the Companies in the last two years.

  Stock exchange information on Telefónica and Telefónica Móviles share prices.

  Stock exchange information on shares of companies comparable to Telefónica and Telefónica Móviles.

  Publicly available information on transactions concerning shares of companies with similar activities to those of Telefónica Móviles and Telefónica or any of their businesses, where appropriate.

  Financial reports prepared by equity research analysts on Telefónica and Telefónica Móviles.

  Other information considered relevant to our work.

3.2 Detailed review and analysis of the abovementioned information considered necessary to perform our work

3.3 Review and analysis using available information of each of the valuation reports and the fairness opinions provided by the respective investment banks

3.4 Review of the valuation methodologies employed and the respective parameters used to determine the share exchange ratio for the projected merger, with available supporting documentation.

3.5 Analysis of the equity contributed by Telefónica Móviles as consideration for the share capital increase to be carried out by Telefónica, where appropriate.

3.6 Sensitivity analysis of the most significant variables which could affect the business of the Companies and, consequently, their estimated values and the corresponding share exchange ratio.

3.7 Meetings with management of both Companies and their advisors to gather other information, where applicable, which may be considered relevant to our work.

3.8 Procurement of a letter signed by the management of each Company confirming, inter-alia, that, to the best of their knowledge, we have been provided with all information considered relevant for the preparation of our independent expert report, and that no other events have taken place between the date of the auditors’ reports of Telefónica and Telefónica Móviles for the year ended 31 December 2005 and the date of our report that have not been brought to our attention and which would substantially modify the true and fair view of the Companies’ equity and/or financial position at that date and, consequently, affect the merger share exchange ratio.

Our work has been based on audited and/or unaudited information provided by Management of the Companies. For the purposes of our work we have assumed that this information is complete and accurate, and that it reflects the Companies’ Management’s best estimates of the future operating and financial prospects of the businesses

Our work has also been based on information taken from public sources. However, our work did not include contrasting this information with external evidence. Nonetheless, we have confirmed, to the extent possible, that information provided is consistent with other data that has been provided to us during the course of our work.

We have assumed that all the required authorisations and registrations in Spain and other jurisdictions in which the companies are present, which are necessary to carry out the proposed Merger Transaction will be obtained without any adverse effect to Telefónica or Telefónica Móviles or the expected benefits of the Merger Transaction which could have a significant effect on our analysis.

We would also point out that our work is of an independent nature and therefore does not represent any kind of recommendation to Companies’ management, shareholders or third parties in relation to the position which should be taken regarding the planned Merger Transaction or other transactions involving the Companies’ shares. Our work does not address the relative merits of the current or past business strategies of the Companies or the planned Merger Transaction as compared to other business strategies or transactions that might be available to the Companies, nor does it address the underlying business decision of the Companies to proceed with the proposed Merger Transaction.

4 Special valuation difficulties

4.1 In addition to objective factors, all valuation work involves subjective factors which require the use of judgment. Consequently, the "value" obtained represents only a point of reference for the parties interested in carrying out a transaction. It is therefore not possible to provide assurance that third parties would necessarily agree with the conclusions reached.

4.2 It should also be taken into consideration that, in the context of an open market, different prices could exist for a particular business due to a number of subjective factors.

4.3 The discounted cash flow method used, among others, by the Companies and their financial advisors for the valuation of Telefónica and Telefónica Móviles has been based on the financial projections of the Companies prepared in accordance with the assumptions determined by the Companies’ management, comprising their best estimates and judgments based on current circumstances and expected developments. Given the uncertainties inherent in any information concerning the future, certain assumptions may not materialize as initially defined and unexpected events could occur. It should be also taken into consideration that Telefónica Móviles forms part of the Telefónica group and the policies of both companies could therefore be more closely inter-related. Considering both of these circumstances, the estimated results and cash flows may not materialize as defined, and the values obtained could therefore be affected.

5 Conclusions

Based on the work carried out, with the sole purpose of complying with article 236 of the Revised Text of the Spanish Corporations Law and considering those matters described in section 4 above, we consider that:

  The valuation methodologies used to determine the actual value of the Companies are appropriate in the context and the circumstances of the proposed Transaction, and justify the share exchange ratio proposed in the Merger Plan.

  The net equity transferred by the Acquired Company is at least equal to the maximum increase in capital of the Acquiring Company as foreseen in the Merger Plan.

Our conclusion should be interpreted within the context of the scope of our verifications, which does not include responsibilities other than those relating to the reasonableness of the methods employed and the proposed share exchange ratio.

This report has been prepared exclusively to comply with the provisions of article 236 of the Revised Text of the Spanish Corporations Law and should not be used for any other purpose.

Ana Martínez Ramón

Partner

10 May 2006

Appendix I

This Appendix should be read in conjunction with the KPMG Auditores, S.L. report dated 10 May 2006

  Justification of the exchange rate ratio and valuation analysis

  Telefónica engaged Credit Suisse to act as its financial adviser in relation to the merger between Telefónica Móviles and Telefónica and to render an opinion from an exclusively financial point of view on the share exchange ratio proposed for the Transaction. On 29 March 2006 at a meeting of Telefónica’s Board of Directors held to evaluate the merger, Credit Suisse rendered a written opinion at that date to the board to the effect that as of that date and based on and subject to the matters described in the opinion - including the assumption that prior to the merger Telefónica Móviles will pay its shareholders a dividend of Euros 0.435 per share in addition to the previously announced dividend of Euros 0.205 per share – the exchange ratio determined for the merger was fair, from a financial point of view to the shareholders of Telefónica.

  With the advice of Credit Suisse, Telefónica carried out the required work to evaluate the Companies, and based thereon and after arm’s-length negotiations with Telefónica Móviles, decided upon the financial terms of the transaction.

  As part of its financial advisory services to Telefónica, Credit Suisse carried out analyses of the valuation of the companies in relation to the preparation of its fairness opinion, which are summarised below.

  Valuation methodologies

  Credit Suisse adopted the following principal methodologies when analysing the share exchange ratio:

    Historical share price ranges;

    Equity research analysts’ target prices;

    Comparable company sum of the parts analysis (SOTP) and

    Discounted Cash Flow (DCF) analyses, based both on SOTP and on Telefónica and Telefónica Móviles as a whole.

  Credit Suisse has performed its analyses based on closing prices for the ordinary shares of Telefónica and Telefónica Móviles as of 24 March 2006, adjusted to reflect the announced dividend distribution by each of the two companies: (i) Telefónica announced a dividend of Euros 0.250 per share that will be paid on 12 May 2006 prior to the merger and (ii) Telefónica Móviles declared a cash dividend of Euros 0.205 per share and two extraordinary dividends of Euros 0.085 and of Euros 0.350 representing a total of Euros 0.435 per share. All these dividends, pending the corresponding approval, will be distributed on 21 July 2006, prior to the Merger Transaction.

  Credit Suisse has also performed these analyses making no dividend-related adjustment to Telefónica’s share price and adjusting Telefónica Móviles share price only by the proposed extraordinary dividend of Euros 0.435 that Telefónica Móviles plans to distribute prior to the merger.

  Given that the results obtained with the aforementioned dividend adjustments to the prices of Telefónica and Telefónica Móviles shares do not materially differ, Credit Suisse has focused on the methodology mentioned in the previous paragraph for the purposes of this financial summary. As such, all the prices of Telefónica Móviles shown below are adjusted only for the extraordinary cash dividend of Euros 0.435 per share.

  Historical Share Price Range

  Credit Suisse has reviewed the historic closing share prices of Telefónica and Telefónica Móviles and has performed an analysis based on volume weighted average prices over selected time periods (for purposes of this analysis the Telefónica Móviles share prices have been adjusted for the extraordinary dividend of Euros 0.435):

	Telefónica	Telefónica Móviles(l)	Implied exchange ratio(2)
(Weighted average)
Current price (24/3/2006)	€13.26	€l0.49	0.791
Price prespeculation (14/3/2006)	13.40	9.64	0.719
1 week average	13.36	9.56	0.716
1 month average	13.13	9.40	0.716
6 month average	13.02	8.77	0.674
12 month average	13.13	8.63	0.657
Price pre market speculation (9/2/2006)(3)	12.80	8.65	0.675
I month average	12.62	8.61	0.682
Price pre O2 acquisition (28/10/2005)	13.62	8.21	0.602
1 month average	13.81	8.40	0.609
Telefónica Móviles IPO (22/11/2000)	15.57	10.57	0.679

  Source: FactSet

  Note: Not adjusted for annual dividends of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the proposed merger, as the impact on exchange ratios is not significant

  (1) Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

  (2) Number of Telefónica shares per Telefónica Móviles share.

  (3) Merrill Lynch issued a research note on Telefónica Móviles on 10 February, Telefónica Móviles share price rose by 3.5% that day.

  This analysis implies an exchange ratio range of 0.60 to 0.72 considering prices prespeculation of Telefónica and Telefónica Móviles. The exchange ratio has been calculated by dividing Telefónica Móviles share prices adjusted for the extraordinary dividend by Telefónica’s corresponding share prices.

  Equity Research Analysts’ Price Targets

  Credit Suisse has reviewed certain equity research target prices published since January 2006 for Telefónica and Telefónica Móviles and has adjusted Telefónica Móviles’s target prices for the extraordinary dividend. These target prices reflect each analyst’s estimate of the future public market trading prices of Telefónica and Telefónica Móviles ordinary shares, and result in the following exchange ratios (for purposes of this analysis, the Telefónica Móviles share prices have been adjusted for the extraordinary dividend of Euros 0.435 per share):

	Telefónica	Telefónica Móviles(l)	Implied exchange ratio(2)
Average	€14.48	€9.11	0.629
Median	14.28	9.07	0.635
High	14.25	10.07	0.706
Low	16.00	9.27	0.579

  Note: .Not adjusted for annual dividends of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the proposed Merger Transaction the impact on the exchange ratio is not significant.

  (l) Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

  (2) Number of Telefónica shares per Telefónica Móviles share.

  The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Telefónica Móviles ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Telefónica Móviles as well as future financial market conditions.

  Comparable company Sum-of-the-parts (SOTP) analysis

  Credit Suisse has performed a sum-of-the-parts comparable listed companies analysis for Telefónica and Telefónica Móviles and has compared certain financial information of Telefónica and Telefónica Móviles with financial projections in published reports of equity research analysts for other companies that share similar business models to those businesses of Telefónica and Telefónica Móviles.

  Credit Suisse performed this analysis based on publicly available information for Telefónica and Telefónica Móviles. For all significant Telefónica business units, including Telefónica Móviles and its major subsidiaries, Credit Suisse used forecasts based on equity research reports published by a selected number of brokers that cover these stocks with a similar level of detail arriving at a "consensus". Credit Suisse has also performed this analysis using public information for Telefónica and internal financial forecasts for Telefónica Móviles (provided by Telefónica).

  Some of the key companies used in this comparison are:

    For Telefónica business: British Telecom, European telecom operators (Deutsche Telekom, Eircom, France Telecom, Telecom Italia), Latin American land line operators (Brazil Telecom, CTC Chile, Embratel, Telesp, Telmex) and European and South American mobile phone operators (see following paragraph); and

    For Telefónica Móviles business: European mobile phone operators (Cosmote, Mobistar, Vodafone) and South American mobile phone operators (America Movil, Telesp Cellular, TIM Participaçôes).

  The results of these approaches are as follows (for the purposes of this analysis the Telefónica Móvile share price has been adjusted for the extraordinary dividend of Euros 0.435):

	Telefónica	Telefónica Móviles(l)	Implied exchange ratio2)
Comparable companies - consensus	€11.11 €14.99	€8.28 €9.82	0.745 - 0.655
Comparable companies - consensus + Telefónica Móviles management projections(3)	€11.70 €15.69	€8.98 €10.64	0.767 - 0.678

  Note: No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not significant.

  (1) Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

  (2) Number of Telefónica shares per Telefónica Móviles share.

  (3) Consensus financial projections except for projections for the Móviles Group companies which have been prepared by management of Telefónica Móviles and provided by Telefónica.

  No company used in the comparable company analysis is identical to Telefónica or Telefónica Móviles. Credit Suisse considers that this analysis is not particularly relevant given that there are no true listed comparables for Telefónica and Telefónica Móviles component businesses.

  Discounted Cash Flow Analysis – Sum-of-the-parts (SOTP)

  Credit Suisse has conducted this analysis based on (i) individual DCFs for the main business operations for both Telefónica and Telefónica Móviles and (ii) equity analyst target prices for listed subsidiaries of Telefónica and Telefónica Móviles and (iii) certain weighted average capital cost (WACC) ranges and perpetual growth rates. Credit Suisse also applied this methodology using internal projections prepared by management of Telefónica Móviles (and provided by Telefónica).

  The implied exchange ratio between Telefónica and Telefónica Móviles’ share prices are as follows (for the purposes of this analysis, the Telefónica Móviles share prices have been adjusted for extraordinary dividends of Euros 0.435 per share):

Sum-of-the-parts	Telefónica	Telefónica Móviles(l)	Implied exchange ratio(2)
DCF - "Consensus"	€13.14 €18.21	€8.40 €10.81	0.640 - 0.594
DCF - "Consensus" + internal Telefónica Móviles projections(3)	€15.05 €20.62	€10.66 €13.65	0.708 - 0.662

  Note: No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not material

  1) Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

  (2) Number of Telefónica shares per Telefónica Móviles share .

  (3) Consensus financial projections except for the projections for Móviles Group companies which have been prepared by management of Telefónica Móviles and provided by Telefónica.

  Discounted Cash Flow Analysis

  Credit Suisse has also conducted a discounted cash flow analysis at both Telefónica and Telefónica Móviles group level using financial projections in publicly available information to arrive at a "consensus". For this methodology Credit Suisse has assumed a WACC range from 9.25% to 9.75% for Telefónica and from 9.75% to 10.25% for Telefónica Móviles and a perpetual growth rate range of 1.0% to 2.0% for Telefónica and 2.0% to 3.0% for Telefónica Móviles (for the purposes of this analysis prices of the Telefónica Móviles shares have been adjusted for the extraordinary dividend of Euros 0.435).
	Telefónica	Telefónica Móviles(l)	Implied exchange ratio(2)
DCF Group	€12.53 €16.96	€8.61 €10.73	0.687 - 0.632

  Note : No adjustment for annual dividend of Euros 0.250 per Telefónica share and Euros 0.205 per Telefónica Móviles share to be paid prior to completion of the Merger Transaction as the impact on the exchange ratio is not material.

  (l) Telefónica Móviles price adjusted to reflect the Euros 0.435 extraordinary dividend per share.

  (2) Number of Telefónica shares per Telefónica Móviles share.

  Possible Benefits

  Credit Suisse has discussed possible synergies with Telefónica that could be generated as a result of the merger, especially related with cost savings and reduction in investments (especially in IT systems and infrastructure). Taking into consideration the possible synergies that could arise on the Transaction based on Telefónica’s assumptions, the 0.800 exchange ratio offered would fall within the range of exchange ratios calculated under all of the methodologies described above.

  Appendix II

  This Appendix should be read in conjunction with the KPMG Auditores, S.L. report dated 10 May 2006

  With the advice of Morgan Stanley, Telefónica Móviles performed the required work to evaluate Telefónica and Telefónica Móviles for the purposes of the plannned merger transaction and based thereon and following negotiation with Telefónica, it decided the financial terms of the merger.

  Telefónica Móviles contracted Morgan Stanley and Lehman Brothers, to both issue fairness opinions on the Transaction.

  Morgan Stanley and Lehman Brothers carried out financial analyses of the companies involved in the merger as part of their work in relation to the preparation of the fairness opinions.

  As summary of the analyses applied by each company, shown separately, follows:

  1 Summary of financial analyses performed by Morgan Stanley

  The following is a brief summary of the relevant financial analyses performed by Morgan Stanley in connection with the issuance of its fairness opinion dated 29 March 2006. Some of these summaries of the financial analyses include information presented in tabular format. To gain a full understanding of the financial analyses used by Morgan Stanley the tables should be read together with the text to each summary. The tables alone do not constitute a complete description of the financial analyses.

  Historical share price ranges

  Morgan Stanley reviewed the range of closing prices of Telefónica and Telefónica Móviles ordinary shares during different periods ended 28 March 2006. Morgan Stanley observed the following price ranges:
Period ended 28 March 2006	Telefónica	Telefónica Móviles
Current	€ 13.00	€ 10.74
Last seven days	€ 13.00-€13.27	€ 10.74-€10.95
Last thirty days	€ 13.00-€13.47	€ 9.75-€10.95
Last three months	€ 12.22-€ 13.47	€ 8.80-€10.95
Last six months	€ 12.22-€ 14.11	€ 8.53-€10.95
Last twelve months	€ 12.22-€ 14.11	€ 8.35-€10.95
Since Telefónica Móviles IPO (22 November 2000)	€ 6.79-€18.11	€ 4.90-€11.09

  Comparable company sum-of-the-parts analysis

  Morgan Stanley compared certain financial information of Telefónica and Telefónica Móviles with publicly available consensus financial forecasts for other companies that shared similar business characteristics to Telefónica and Telefónica Móviles.

  Morgan Stanley used the sum-of-the-parts comparable valuation for both Telefónica and Telefónica Móviles, valuing the major assets of both Companies. The value of Telefónica Móviles has been estimated as the sum of the value of its Spanish and Latin American businesses. To estimate the value of Telefónica Morgan Stanley considered the sum of the parts of Telefónica Móviles and the Spanish and Latin American land line businesses of Telefónica plus the value of its other minority interests.

  This comparison included the following companies:

  i) For Telefónica Móviles España: Cosmote.

  ii) For Telefónica Móviles Latinoamérica: America Movil, Millicom.

  iii) For Telefónica: Deutsche Telekom, France Telecom, Telecom Italia.

  For the purpose of this analysis, Morgan Stanley analysed the ratio of aggregate value (defined as market capitalisation plus total debt less cash and cash equivalents, plus other adjustments) to estimated EBITDA for 2006 of the companies comprising the Telefónica and Telefónica Móviles groups. Morgan Stanley applied this multiple to the 2006 forecast EBITDA of Telefónica and Telefónica Móviles group companies, using as sources of information for Telefónica publicly available consensus financial forecasts and for Telefónica Móviles financial forecasts prepared by management of Telefónica Móviles.

  Based on Telefónica’s and Telefónica Móviles current outstanding ordinary shares and options, Morgan Stanley estimated the implied value per Telefónica and Telefónica Móviles ordinary share, respectively, as of 28 March 2006 as follows:
Calendar Year Financials	Aggregate value range (€Bn)	Implied AV/EBITDA 2006E (x)	Implied share price range (€)
Telefónica Móviles group Total value to estimated 2006 EBITDA	50.2 – 58.7	7.7 - 9.1	10.19 - 12.16
Telefónica group Total value to estimated 2006 EBITDA	121.4 - 134.3	6.1 - 6.8	14.34 - 17.07

  No company used in the comparable companies analysis is identical to Telefónica or Telefónica Móviles. In evaluating comparable companies, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telefónica or Telefónica Móviles, such as the impact of competition on the businesses of Telefónica or Telefónica Móviles and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Telefónica or Telefónica Móviles or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

  Discounted Cash Flow Analysis

  Morgan Stanley calculated the range of equity values per ordinary share of Telefónica and Telefónica Móviles based on the sum-of-the-parts discounted cash flow analysis.

  With respect to Telefónica Móviles, Morgan Stanley relied on Telefónica Móviles’ financial projections provided by the management of Telefónica Móviles from 2006 to 2009. Morgan Stanley also assumed that the existing relationship between Telefónica and Telefónica Móviles already captured synergies identified by Telefónica Móviles and that a merger would not improve the capacity to capture any material synergies. In arriving at a range of equity values per share of Telefónica Móviles ordinary shares, Morgan Stanley calculated the individual values of Telefónica Móviles’ assets in each country (Spain, Chile, Colombia, Ecuador, Mexico, Morocco, Nicaragua, Panama, Peru, Guatemala, El Salvador, Argentina, Uruguay, Venezuela and Brazil.) Country-by-country terminal values were calculated by applying a range of perpetual growth rates, including a mid-point rate of 2.0% for Spain and a mid-point average rate of 4.0% for the Latin American countries. The unlevered free cash flows (EBITDA, increased by investments in net working capital and decreased by capital investment and tax expenses) from 2006 to 2009 and the terminal value were then discounted to present values using different discount rates on a country-by-country basis, including a mid-point rate of 8.4% for Spain and a mid-point average rate of 13.9% for the Latin American countries.

  With respect to Telefónica, Morgan Stanley relied on publicly available consensus financial forecasts from 2006 to 2010 from publicly available equity research analyst reports for the valuation of Telefónica’s fixed-line business, which was then added to the value of Telefónica Móviles and the value of Telefónica’s other minority holdings to obtain the aggregate value of the Telefónica group. In arriving at a range of equity values per share of Telefónica ordinary shares, Morgan Stanley calculated the terminal value by applying a mid-point perpetual negative growth rate of (1.5%) for the domestic fixed-line business and of 1.0% for the fixed-line Latin American business. The unlevered free cash flows from 2006 to 2010 and the terminal value were then discounted to present values using mid-point discount rates of 8.5% for the domestic fixed-line business and of 13.0% for the Latin American land-line business.

  The following table summarizes the results of Morgan Stanley’s analysis
Key Assumptions	Implied Aggregate Value (€Bn)	Implied Equity Value (€Bn)	Implied Share Price (€)

Telefónica Móviles: mid-point perpetual growth rates of 2.0% for Spain and 4.0% average for Latin America and mid-point discount rates of 8.4% for Spain and 13.9% average for Latin America	64,6 – 70,1	58,5 - 64,0	13,51 - 14,79

  Telefónica: mid-point perpetual growth rates of (1.5%) for Spanish Fixed Line and of 1.0% average for Latin America Fixed Line and mid-point discount rates of 8.5% for Spanish Fixed Line and of 13.0% average for Latin America Fixed Line

	130,1 - 139,2	76,5 - 85,6	16,16 - 18,11

  Equity Research Analysts’ Price Targets

  Morgan Stanley reviewed and analysed future public market trading price targets for Telefónica and Telefónica Móviles ordinary shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Telefónica and Telefónica Móviles ordinary shares. The range of equity analyst price targets reviewed for Telefónica and Telefónica Móviles were Euros 12.70 - Euros 15.20 and Euros 9.30 – Euros 10.82, respectively.

  The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Telefónica or Telefónica Móviles ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Telefónica and Telefónica Móviles and future financial market conditions.

  Exchange Ratio Analysis

  Morgan Stanley reviewed the ratios of the volume weighted average prices of Telefónica ordinary shares divided by the corresponding volume weighted average prices of Telefónica Móviles ordinary shares over various periods ended 28 March 2006. Morgan Stanley compared the 1.25 exchange ratio, as set forth in Telefónica’s original proposal on Friday 17 March 2006 to the various implied exchange ratios. Morgan Stanley also compared the ratios of the prices of Telefónica and Telefónica Móviles ordinary shares implied by the sum-of-the-parts comparable companies analysis, the sum-of-the-parts discounted cash flow analysis and by future public market trading price targets for Telefónica and Telefónica Móviles prepared and published by equity research analysts.

  The following table presents the results of this analysis:
				Implied Price for Telefónica Móviles(1)
Period	Telefónica Price (€)	Telefónica Móviles Pr. (€)	Exchange Ratio	Including Dividends	Excluding Dividends(2)

Share price development
Since Telefónica Móviles IPO (22-Nov-2000)	11,70	8,58	1,364	9,53	9,56
Last twelve months’ average	13,13	9,35	1,404	9,26	9,28
Last six months’ average	12,98	9,64	1,346	9,65	9,67
Last thirty days’ average	13,24	10,59	1,250	10,40	10,40
Current as on 28-March-2006	13,00	10,74	1,210	10,74	10,74
Telefónica offer
4 Telefónica shares for every 5 shares of Telefónica Móviles	13,00	-	1,250	10,40	10,41
Sum-of-the-parts valuation trading multiples (midpoint)
2006 E	15,71	11,17	1,406	9,24	9,27
2007E	15,73	11,28	1,394	9,32	9,35
Discounted cash flow (midpoint)
Sum-of-the-parts discounted cash flow	17,14	14,15	1,211	10,73	10,73
Broker valuation (midpoint)
Broker target prices	13,95	10,06	1,387	9,37	9,40

    Based on Telefónica share price of Euros 13.00 at 28 March 2006.

    Dividend per share of Euros 0.205 for Telefónica Móviles shareholders and Euros 0.25 for Telefónica shareholders, payable on 21 July 2006 and 12 May 2006, respectively.

  2 Summary of financial analyses performed by Lehman Brothers

  The following is a summary of the relevant financial analyses used by Lehman Brothers in connection with providing its opinion to Telefónica Móviles’ Board of Directors.

  Certain of the summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses performed by Lehman Brothers, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole.

  Considering any one portion of such analyses and of the factors considered, without taking into account all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers opinion.

  In order to assess the fairness of the exchange ratio offered by Telefónica, Lehman Brothers has compared:

    The trading value of Telefónica Móviles and the key transaction comparables to the price being offered based to the market value of Telefónica share and

    The fundamental value of Telefónica Móviles based on DCF with an estimate of the equivalent fundamental value of Telefónica calculated using similar methodology.

  Lehman Brothers also reviewed the value of the Telefónica share against trading comparables and brokers´ views on value to confirm that the market value of the Telefónica share is a reasonable basis for valuing the offer according to the market valuation.

  Finally, Lehman Brothers has carried out an analysis of the relative value of the Telefónica Móviles and Telefónica share price over time.

  Lehman Brothers analysis is based upon Telefónica Móviles’s management projections for the business. These projections reflect the management team’s best estimations of the future development of the various units. In this assessment Lehman Brothers has performed:

    A DCF valuation of Telefónica Móviles based on its business plan for the years 2006 to 2009, and an extrapolation for 2010.

    A DCF valuation of Telefónica largely based on market forecasts for its businesses other than Telefónica Móviles.

  Based on its conversations with Management, Lehman Brothers understands that no significant synergies will be derived from the merger.

  Telefónica Móviles Sum-of-the-Parts Analysis

  Lehman Brothers reviewed the stand-alone valuation of Telefónica Móviles applying a sum-of-the-parts approach, using different valuation methodologies depending on the type of asset. For Telefónica Móviles’ cash position, Lehman Brothers used book values as of 31 December 2005. For Telefónica Móviles’ operating assets and joint venture interests, Lehman Brothers used discounted cash flow valuation, pursuant to which forecast free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates. Lehman Brothers also observed other potential sources of value, such as available tax credits, tax deductibility of goodwill amortization, and deductions from exporting activities.

  The result of Lehman Brother’s sum-of-the-parts analysis is a price of Euros 13.84 per Telefónica Móviles share. The implied value per Telefónica Móviles ordinary share amounted to Euros 13.40, after considering the extraordinary dividend.

  In addition to being valued on a discounted cash flow basis, as a supplemental comparison, Telefónica Móviles’ Spanish and Latin America operating assets were also valued by using a comparable transactions and companies approach, pursuant to which multiples derived from implied values from transactions involving companies in comparable businesses and from comparable quoted companies were applied to the projected EBITDA of Telefónica Móviles’ Spanish and Latin American businesses provided by management.

  Telefónica Móviles Comparables Valuation Analysis

  In order to value Telefónica Móviles, Lehman Brothers selected the following comparable companies and transactions:

    Comparable companies:

      Spain: based on major European mobile phone operators (Vodafone, Cosmote y Mobistar).

      Latin American Assets: based on multiples of prices in companies in the Latin American mobile phone sector (America Movil, Telesp Celular, Telemig Celular, TIM Participaçôes).

  Lehman Brothers applied the average multiple of the listed companies’ enterprise values to forecast EBITDA for each 2006 and 2007 to Telefónica Móviles forecast EBITDA for those years to calculate implied values for Telefónica Móviles, and then made adjustments to these values for other assets and liabilities. The results of this analysis were implied equity values of Euros 9.8 to Euros 10.0 per Telefónica Móviles ordinary share based on Telefónica Móviles forecasts for 2006 and 2007, respectively.

    Comparable Transactions:

      Spain: Lehman Brothers selected the major western European transactions from the last 18 months (Telefónica/ O2, FT/ Amena, TI/ TIM). The range has been selected by excluding the high and the low multiples. In the low end of the range, Lehman Brothers has also excluded the value of Telefónica Móviles’ tax credits on the basis that each of the comparable transactions ascribed significant value to tax assets or synergies which are therefore represented in the overall comparable multiple.

      Latin American Assets: Lehman Brothers has selected the major Latin American mobile transactions since the end of 2004. By excluding the high/ low end of the range, Lehman Brothers valuation is based on the TIM Peru transaction with América Móvil and Telefónica Móviles with Bellsouth.

  Lehman Brothers applied the average multiple of the enterprise values to prior last twelve months EBITDA to Telefónica Móviles forecast EBITDA for 2006 to calculate the implied value for Telefónica Móviles, and then made adjustments to these values for other assets and liabilities. The results of this analysis were implied equity values of Euros 9.1 to Euros 12.2 per Telefónica Móviles ordinary share based on Telefónica Móviles forecasts for 2006.

  Broker Views

  Lehman Brothers reviewed brokers’ target prices for Telefónica Móviles ordinary shares in reports published between 1 February 2006 and 9 March 2006. The average of these target prices was Euros 9.9 per share and the median was Euros 10.2.

  Historical Share Price Performance

  Lehman Brothers reviewed the historical share price performance and trading volumes of Telefónica Móviles ordinary shares since its Initial Public Offering on 22 November 2000. Lehman Brothers also calculated the average market price of Telefónica Móviles ordinary shares for the one-month, three-months, six months and one-year periods prior to 16 March 2006. The following table sets forth the results of this analysis:
Period	Average share price (€)
Since IPO	8.1
Last 12 Months	9.1
Last 6 Months	9.1
Last 3 Months	9.5
Last Month	10.2

  Telefónica Market Valuation Analysis

  Historical Share Price Performance

  Lehman Brothers reviewed the historical share price performance and trading volumes of Telefónica ordinary shares since Telefónica Móviles Initial Public Offering on 21 November 2000. Lehman Brothers also calculated the average market price of Telefónica ordinary shares for the one-month, three-months, six months and one-year periods prior to 16 March 2006. The following table sets forth the results of this analysis:
Period	Average share price (€)
Since IPO	11.8
Last 12 Months	13.2
Last 6 Months	13.2
Last 3 Months	12.9
Last Month	13.2

  Broker Views

  Lehman Brothers reviewed brokers’ target prices for Telefónica ordinary shares in reports published between 22 February 2006 and 9 March 2006. The average of these target prices was Euros 14.8 per share and the median was Euros 15.0.

  Telefónica Sum-of-the-Parts Valuation Analysis

  Lehman Brothers reviewed the stand-alone valuation of Telefónica on the basis of a sum-of-the-parts approach, applying different valuation methodologies depending on the type of asset. For Telefónica’s cash position, Lehman Brothers used book values published by the Company as of 31 December 2005. For Telefónica’s operating assets, Lehman Brothers used discounted cash flow valuation, pursuant to which forecast free cash flows attributable to such assets were discounted to net present value by weighted cost of capital rates, with the exception of O2, which has been valued at the acquisition price, and the interests in TPI, Portugal Telecom, and China Netcom which have all three been valued at market value. Lehman Brothers also observed other potential sources of value, such as available tax credits and tax deductibility of goodwill amortization.

  The result of Lehman Brother’s sum-of-the-parts analysis was an implied value per Telefónica ordinary share of Euros 17.81.

  Adjusted Broker Views

  Lehman Brothers recalculated the brokers’ target prices, replacing broker valuation for Telefónica Móviles, where available, with the discounted cash flow value for Telefónica Móviles based on management projections.

  The average of these adjusted target prices was Euros 18.01 per share and the median was Euros 17.82.

  Relative Valuation: Exchange Ratio Analysis

  Lehman Brothers performed a relative analysis of the historical share price performance for both Telefónica Móviles and Telefónica by comparing market prices of Telefónica Móviles ordinary shares to market prices of Telefónica ordinary shares during the period from 16 March 2006 to 24 March 2006. Lehman Brothers also calculated the average ratio of the market price of a Telefónica ordinary share to the adjusted price of a Telefónica Móviles ordinary share for the month prior to the offer, the six-month period from September 2005 to March 2006, and the one-year period from March 2005 to March 2006. The following table sets forth the results of this analysis:
Period	Average Ratio
Last 12 months	1,46
Last 6 months	1,43
Last month	1,33
Since Telefónica offer (16-Mar-2006)	1,21

  Lehman Brothers also calculated the average ratio using relative fundamental valuations, implying average exchange ratios of 1.24 to 1.34 excluding the Euros 0.435 per extraordinary share dividend, and 1.28 to 1.38 considering the dividend.

   D